October 19, 2005

Office of the Secretary

Securities and Exchange Commission
100 F. Street North East
Washington, D.C. 20549-0406

RE: Interplay Entertainment Corp.(IPLY)

Form 10-K for the Fiscal Year ended December 31, 2004

Form 10-Q for the Fiscal Quarter ended March 31, 2005

File No. 000-27338

Dear Sir/ Madam:

The CEO/ Interim Chief Financial Officer upon returning from his business meetings in Europe, has been involved in intricate contract negotiations and has been actively involved in business deals that are imperative for the company’s growth.

The negotiations of new contracts and business deals has taken all of the CEO/Interim Chief Financial Officer’s resources and time. The CEO /Interim Chief Financial Officer believes that he should give his full attention when preparing the response to the letter received from the SEC and therefore needs additional time.

Interplay Entertainment Corp. accordingly requests additional time to respond until November 14, 2005.

Sincerely, /s/ Herve Caen ________________________ Herve Caen Chairman & CEO

Cc: Christopher White

Interplay Entertainment Corp • 1682 Langley Avenue • Irvine • CA • 92606 • USA • Phone: 310/432.1958 • Fax: 310/432.1959